UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of APT Satellite Holdings Limited (“the Company”) will be held at the Satellite Control Centre of the Company, 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on Thursday, 26 May 2005 at 11:00 a.m. for the following purposes:

Ordinary Business

1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and of the auditors for the year ended 31 December 2004.

2.	To elect Directors and to authorise the Board of Directors to fix the Directors’ remuneration.

3.	To appoint the auditors of the Company and to authorise the Board of Directors to fix their remuneration.

Special Business

4.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT

(a)	subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company be and is hereby generally and unconditionally approved;

(b)	the total nominal amount of the shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii)	the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws to be held.”

5.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT

(a)	subject to paragraph (b) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (c) of this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements or options which may require the exercise of such powers either during or after the Relevant Period, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to:

(i)	a Right Issue (as defined in paragraph (d) of this resolution); or

(ii)	any exercise of subscription or conversion rights under any warrants of the Company, or any securities which are convertible into shares of the Company, or any share option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or any eligible grantee pursuant to the scheme of shares or rights to acquire shares in the Company; or

(iii)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution and the said approval shall be limited accordingly;

(c)	for the purpose of this Resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; or

(iii)	the expiration of the period within which the next annual general meeting is required by the Bye-Laws of the Company or any other applicable laws to be held; and

(d)	for the purpose of this Resolution, “Right Issue” means an offer of shares open for a period fixed by the Directors to shareholders on the register of members of the Company on a fixed record date in proportion to their then holding of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange).”

6.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to issue, allot and deal with additional shares pursuant to Resolution No. 5 above be and is hereby extended by the addition to the total nominal amount of share capital and any shares which may be issued, allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company which has been purchased by the Company since the granting of such general mandate pursuant to Resolution No. 4 above, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue at the date of this Resolution.”

By Order of the Board Dr. Lo Kin Hang, Brian Company Secretary

Hong Kong, 25 April 2005

Notes:

(a)	A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(b)	In order to be valid, the form of proxy must be deposited with the Company’s branch share registrars in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or other authority, not less than 48 hours before the time appointed for the meeting or adjourned meeting (as the case may be).

(c)	The Register of Members of the Company will be closed from Monday, 23 May 2005 to Thursday, 26 May 2005, both days inclusive, during which period no transfers of shares can be registered.

The Directors as at the date of this announcement are as follows:

Executive Directors:	Chen Zhaobin and Tong Xudong

Non-Executive Directors:	Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Lim Wee Seng, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Kwok Kah Wai Victor (Alternate Director to Lim Toon and Lim Wee Seng)

Independent Non-Executive Directors:	Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS

     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: April 25, 2005.

APT Satellite Holdings Limited
By	/s/ Chen Zhaobin
Chen Zhaobin
Executive Director and President